Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 Nos. 333-69145 & 333-86530 of Newmont Mining Corporation of our report dated June 20, 2012 with respect to net assets available for benefits of Retirement Savings Plan for Hourly-Rated Employees of Newmont at December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) at December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Retirement Savings Plan for Hourly-Rated Employees of Newmont.

/s/ Causey Demgen & Moore Inc.

Causey Demgen & Moore Inc.

Denver, Colorado

June 20, 2012